John Hunt

Partner

Direct 617 338 2961

jhunt@sullivanlaw.com

August 3, 2020

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Anu Dubay

Re:	Pear Tree Funds

File Nos. 333-102055 and 811-03790

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the “Registrant”) and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).   On July 20, 2020, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s post-effective amendment (the “Amendment”) to its Registration Statement on Form N-1A (amendment no. 72 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 74 under the 1940 Act).   The Amendment was filed with the Commission on June 2, 2020 pursuant to Rule 485(a)(1) under the Securities Act, and it is expected to take effect August 1, 2020.   We are responding on behalf of the Registrant to those comments.

Each of your comments is printed below in italics.  The Registrant’s response follows in regular type.

1.       With respect to each Pear Tree Fund that currently presents expense caps and fee waiver agreements in its “Annual Fund Operating Expense” table in accordance with Form N-1A, Item 3, Instruction 3(e) and which intends to continue to do so after the effective date of the Amendment, please confirm that copies of those agreements will be included as exhibits to the next post-effective amendments to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

The Registrant confirms that all expense caps and fee waiver agreements have been extended through July 31, 2021, which represents the end of the effective period of the Amendment, will be included as exhibits to the next post-effective amendment to the Registration Statement.

U.S. Securities and Exchange Commission

August 3, 2020

2.       For all Pear Tree Funds, please clarify in the introductory text to the “Example” required by Form N-1A, Item 3 that expense caps and/or fee waiver agreements do not apply to certain periods and, in the case of Pear Tree Polaris Small Cap Fund (“Small Cap Fund”), only Institutional Shares have a fee waiver or expense cap.

The Registrant has made the changes as requested.

3.       For Small Cap Fund, please confirm that the expenses associated with shares of a “business development company,” or BDC, held by Small Cap Fund are included in “Acquired Fund Fees and Expenses” in response to Form N-1A, Item 3, Instruction 3(f)(i).

The Registrant confirms that the expenses of any BDC held by Small Cap Fund are included in “Acquired Fund Fees and Expenses” of Small Cap Fund’s expense table presented in response to Form N-1A, Item 3.

4.       For all Pear Tree Funds, consider how disclosure, including risk disclosure, should be revised based on market impact of COVID-19 on the Funds’ investments.

The Registrant has revised its summary and statutory prospectus risk disclosure relating to each Pear Tree Fund to acknowledge that external shocks to the stock markets are principal risks to the fund. The Statement of Additional Information currently includes extensive disclosure relating to events causing significant market volatility.

5.       If Small Cap Fund invests in specific industry sectors, please disclose the risks of investing in those sectors in response to Form N-1A, Items 4(b) and 9(c).

The Registrant has added risk disclosure relating to investments by Small Cap Fund in financial services companies. Although it is not an express policy of Small Cap Fund to invest in financial services companies, the Registrant acknowledges that over the past few years, the percentage of Small Cap Fund’s investments in the banking sector has been approximately 25 percent of the fund’s total assets.

6.       Annual portfolio turnover for each of Pear Tree Axiom Emerging Markets World Equity Fund (“Emerging Markets Fund”) and Pear Tree Polaris International Opportunities Fund (“International Opportunities Fund”) exceeds 100 percent. Is each turnover percentage a reflection of a policy of active trading in the fund’s portfolio? If so, please disclose.

Each of Emerging Markets Fund and International Opportunities Fund has recently changed its investment sub-adviser and investment strategy. The annual turnover rate reflects those changes rather than any policy of active trading.

U.S. Securities and Exchange Commission

August 3, 2020

7.       For all Pear Tree Funds that include emerging markets securities as part of its principal investment strategy [Emerging Markets Fund, Pear Tree Polaris Foreign Value Fund (“Foreign Value Fund”), Pear Tree Polaris Foreign Value Small Cap Fund (“Foreign Value Small Cap Fund”), and International Opportunities Fund], please note as a principal risk the quality and lack of availability of current financial information relating to emerging markets issuers.

The Registrant has made the change as requested to the summary section of each of Emerging Markets Fund, Foreign Value Fund, Foreign Value Small Cap Fund, and International Opportunities Fund. The Registrant further notes that similar disclosure is already included in the portion of the prospectus in response to Item 9(c).

8.       With respect to the investments by Emerging Markets Fund in Chinese- and Hong Kong- listed securities, please include financial and regulatory risks in “Principal Investment Risks” in the summary section of the prospectus and in response to Item 9(c).

The Registrant notes that those risks are already included in the summary section and in response to Item 9(c), whether with respect to Chinese and Hong Kong securities specifically, or with respect to emerging markets securities, which as noted include Chinese and Hong Kong securities.

9.       In Foreign Value Fund, Foreign Value Small Cap Fund, and International Opportunities Fund, please describe generally what are Indian participatory notes.

The Registrant has made the change as requested.

10.       For Foreign Value Fund, consider whether “Annual Fund Operating Expenses” should include disclosure relating to acquired fund fees and expenses in response to Item 3, Instruction 3(f).

Foreign Value Fund currently invests in “acquired funds,” however, those investments represent less than $0.01 of the fund’s net asset value. Consistent with Form N-1A, Item 3, Instruction 3(f), those amounts are included in “Other Expenses.”

11.       Each of Foreign Value Fund and Foreign Value Small Cap Fund discloses that it invests in shares of BDCs. Please confirm if investments in BDCs are part of the fund’s principal investment strategy and, if so, please include appropriate risk disclosure.

The Registrant confirms that neither Foreign Value Fund nor Foreign Value Small Cap Fund makes investments in BDCs, and it has modified the disclosure in the prospectus accordingly.

12.       For Foreign Value Fund, please consider whether the fund has a regional focus and if so, please include appropriate disclosure, including risk disclosure.

The Registrant notes that Foreign Value Fund does not have an express regional focus. The Registrant believes that the descriptions of Foreign Value Fund’s principal investment strategy and principal investment risks, with such modifications as described in this letter, are accurate.

U.S. Securities and Exchange Commission

August 3, 2020

13.       For Foreign Value Small Cap Fund, please confirm whether “Annual Fund Operating Expenses” should reflect acquired fund fees and expenses. If there are no “Acquired Fund Fees and Expenses” for Foreign Value Small Cap Fund, please delete the reference.

Foreign Value Small Cap Fund currently invests in “acquired funds,” and those investments currently represent (when rounded) $0.01 of the fund’s net asset value. Consistent with Form N-1A, Item 3, Instruction 3(f), those amounts are now included in a separate line “Acquired Fund Fees and Expenses.”

14.       Please confirm that the fee waiver applicable to International Opportunities Fund described in the footnote to that fund’s annual fund operating expense table applies only for one year.

The Registrant confirms that that fee waiver only applies for one year, although the Registrant’s transfer agent may elect to extend it beyond its current expiration date.

15.       With respect to Emerging Markets Fund, please consider whether the countries represented in the referenced index should be identified in the summary section of the prospectus consistent with Rule 35d-1(a)(3) under the 1940 Act.

The Registrant does not believe that it is necessary or consistent with Form N-1A or Rule 35d-1(a)(3) to identify the countries represented in the index referenced in Emerging Markets Fund’s prospectus summary. The Registrant notes that the prospectus summary currently states that the fund invests primarily in the countries in the referenced index and it directs the reader to the full prospectus for more information. In the full prospectus, the Registrant identifies all of the countries in the index.

16.       In “Management of Pear Tree Funds-Management and Sub-Advisory Fees,” please disclose that investment management fees are paid out of the assets of the funds.

The Registrant has made the change as requested.

17.       In the next-post effective amendment to the Registrant’s Registration Statement on Form N-1A, please include hyperlinks to all documents that are expressly incorporated by reference in accordance with Form N-1A, General Instruction D.2.

The Registrant confirms that its next post-effective amendment to its Registration Statement on Form N-1A, which is expected to be filed on or about the time this letter is filed with the Commission, will include the change as requested.

* * *

U.S. Securities and Exchange Commission

August 3, 2020

Please call me at (617) 338-2961 if you have questions or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt

JH/hex

Cc:	Deborah A. Kessinger

Thomas Buckley

Pear Tree Advisors, Inc.